

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2022

John Stewart
Chief Executive Officer
Black Unicorn Factory
5777 West Century Blvd
Suite 1110-106
Los Angeles, CA 90045

>   **Re: Black Unicorn Factory**
>   **Registration Statement on Form S-1**
>   **Filed July 29, 2022**
>   **File No. 333-266382**

Dear Mr. Stewart:

Our preliminary review of your filing indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Renee Sanders, Esq.